UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 14, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

    Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017; and

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017

Item 1 — Information Contained in this Form 6-K Report

Fairfax Investment

As previously announced, on January 17, 2018, Seaspan Corporation (the “Company”) and Fairfax Financial Holdings Limited, through certain of its affiliates (such affiliates being referred to as the “Fairfax Investors”), entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Company agreed to sell, and the Fairfax Investors agreed to purchase, $250 million aggregate principal amount of 5.50% Senior Notes due 2025 (the “Notes”) and warrants (the “Warrants”) to purchase 38,461,539 Class A common shares (the “Common Shares”) of the Company, for an aggregate purchase price of $250 million (the “Fairfax Investment”). On February 14, 2018, the Fairfax

Investment was consummated. The Notes, which are senior obligations of the Company, were issued under an Indenture, dated October 10, 2017 (the “Base Indenture”), between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by a second supplemental indenture (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), dated February 14, 2018, by and among the Company, certain subsidiary guarantors of the Company specified therein (the “Guarantors”) and the Trustee, which establishes the terms and provides for the issuance of the Notes. In connection with the transaction, on February 14, 2018, the Company also entered into a warrant agreement (the “Warrant Agreement”) with the Fairfax Investors to, among other things, establish the terms of the Warrants. The Company intends to use the proceeds from the Fairfax Investment to fund future growth initiatives, debt repayment and for general corporate purposes.

The Notes and the Warrants were offered and sold by the Company to the Fairfax Investors in transactions exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) and Regulation S thereunder.

Subscription Agreement

The Subscription Agreement contains customary representations, warranties and agreements by the Company and the Guarantors and customary obligations of the parties and termination provisions. In addition, the Company and the Guarantors have agreed to indemnify the Fairfax Investors against certain liabilities, including liabilities with respect to any misrepresentation or any breach of any representation, warranty, covenant agreement or obligation of the Company or any Guarantor.

On February 14, 2018, the Guarantors were added as parties to the Subscription Agreement pursuant to a joinder agreement among the Guarantors and the Fairfax Investors.

Notes, Guarantees and Indenture

Interest

The Notes will bear interest at 5.50% per annum. Interest on the Notes will be payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, commencing on April 30, 2018. The Notes will mature on February 14, 2025 unless earlier repurchased or redeemed. The interest rate on the Notes will be increased during the continuation of certain registration defaults under the Registration Rights Agreement (as defined below).

Optional Redemption

On or after February 14, 2023, Company may, at its option, at any time redeem all or any portion of the Notes. The redemption price will equal 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any additional amounts described under “—Additional Amounts.”

If the Company becomes obligated to pay additional amounts under the Notes as a result of changes affecting certain withholding taxes, the Company may, at its option, redeem all, but not less than all, of the Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date and any such additional amounts.

Change of Control Put Option

If a Change of Control (as defined in the Indenture and which includes, among other things, certain major corporate events) occurs at any time, holders of the Notes will have the right, at their option, to require the Company to repurchase for cash any or all of their Notes. The price for any such repurchase will be 101% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to the repurchase date, or any portion of the principal amount thereof, that is equal to $1,000 or a multiple of $1,000.

Additional Amounts

Subject to certain exceptions and limitations set forth in the Indenture, the Company will pay additional amounts as may be necessary to ensure that every net payment on a Note to a holder, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the relevant jurisdiction, will not be less than the amount provided in such Note to be then due and payable.

Guarantees

The Notes are jointly and severally guaranteed, on a full and unconditional basis, by each of the Guarantors, which are subsidiaries of the Company. The Notes and the related guarantees (the “Guarantees”) are senior obligations of the Company and the Guarantors.

Board Representation

The Indenture provides that, subject to certain limitations, (a) the Fairfax Investors will have the right to designate (i) two members of the Company’s board of directors if at least $125 million aggregate principal amount of the Notes remains outstanding or (ii) one member of the board of directors if at least $50 million but less than $125 million aggregate principal amount of the Notes remains outstanding, and (b) the Company will cause such designees to be duly appointed or elected to the Company’s board of directors.

Indenture

The terms of the Indenture pursuant to which the Notes were issued also include, among other things, certain (a) financial covenants and (b) restrictions on, among other things, the ability of the Company and its subsidiaries to create certain liens on Company assets, pay certain dividends, make certain distributions or undertake certain repurchases relating to Common Shares or other capital stock or ownership interests exceeding specified thresholds (which may be limited, in the case of dividends and under certain circumstances, to the existing rate of annual dividends paid on the Common Shares) and effect or permit certain fundamental changes. These covenants are subject to a number of limitations and exceptions described in the Indenture.

The Indenture also provides for customary events of default. In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization involving the Company, certain Guarantors or any subsidiary of the Company that is a significant subsidiary, all outstanding Notes will automatically become due and payable without further action or notice. If any other event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all Notes to be due and payable.

The Base Indenture and the Supplemental Indenture are filed as Exhibits 4.1 and 4.2 to this Report on Form 6-K and are incorporated herein by reference. The description of the Indenture in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Base Indenture and the Supplemental Indenture.

Warrant Agreement

The Warrant Agreement establishes the terms of the Warrants to purchase 38,461,539 Common Shares issued by the Company to the Fairfax Investors. The Warrant Agreement provides that each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $6.50 (subject to adjustments provided in the Warrant Agreement), which Warrant is exercisable at any time prior to February 14, 2025. Holders of the Warrants may exercise the Warrants by paying cash or, if also a holder of Notes, offsetting the Warrant exercise price against the outstanding principal balance of such Notes, or a combination thereof. At any time after February 14, 2022, the Company may require all holders of Warrants to exercise their Warrants, in whole or in part, if the fair market value of a Common Share, as determined in accordance with the Warrant Agreement, equals or exceeds two times the exercise price on the third trading day prior to the date on which the Company delivers notice of the required exercise. The number of Common Shares issuable upon exercise of the Warrants is subject to certain anti-dilution adjustments for, among other things: splits or combinations of Common Shares; distributions on Common Shares paid in Common Shares, other securities, property or rights; dividends in excess of the current quarterly rate; a Company tender or exchange offer; issuances of Common Shares (or securities convertible into or exchangeable for Common Shares) in non-public offerings at a per Common Share price below a specified discount to the then Common Share fair market value; and similar transactions.

The Warrant Agreement is filed as Exhibit 4.3 to this Report on Form 6-K and is incorporated herein by reference. The description of the Warrant Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Warrant Agreement.

Registration Rights Agreement

In connection with the Fairfax Investment, on February 14, 2018, the Company, the Guarantors and the Fairfax Investors entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company and the Guarantors have agreed, on or prior to 180 days after February 14, 2018 (the “Issue Date”), to complete an offer (the “Exchange Offer”) to the holders of the Notes to exchange any and all of the Notes and the Guarantees for a like aggregate principal amount of debt securities issued by the Company and guaranteed by the Guarantors, which debt securities (the “Exchange Notes”) and guarantees (the “Exchange Guarantees” and, together with the Exchange Notes, the “Exchange Securities”) are substantially identical to the Notes and the Guarantees, except that they have been registered pursuant to an effective registration statement under the Securities Act. The Company and the Guarantors have agreed to file with the SEC a registration statement on Form F-4 with respect to the Exchange Offer and the Exchange Notes and Exchange Guarantees and to use their respective reasonable best efforts to cause such registration statement to become effective as promptly as practicable after filing, but in no event later than 180 days after the Issue Date.

The Registration Rights Agreement also requires the Company and the Guarantors to file certain additional registration statements on Form F-3 with the SEC under the Securities Act to register the resale of the Exchange Securities.

Under the Registration Rights Agreement, the Company has also agreed, on or prior to 60 days after the Issue Date, to file a registration statement covering the resale of the Common Shares issuable upon exercise of the Warrants (the “Registrable Shares” and, together with the Notes, the “Registrable

Securities”). The Company has agreed to use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable after filing, but in no event later than 120 days after the Issue date.

The Registration Rights Agreement further provides the Fairfax Investors the right to demand that the Company register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Shares in any underwritten offering of Common Shares initiated by the Company or any other shareholder, subject to customary exceptions and limitations.

The Company and the Guarantors will be obligated to pay additional interest on the Notes or the Exchange Notes, and/or cash payments to the holders of Warrants, as applicable, if, among other things, (a) they fail to comply with their obligations to register the Exchange Securities or consummate the Exchange Offer or to register the Registrable Shares, in each case within the time periods specified in the Registration Rights Agreement, or (b) the applicable registration statements cease to be effective or the Company suspends use of such registration statements by the holders of the Exchange Securities or the Warrants under certain circumstances and beyond permitted time periods. The Registration Rights Agreement provides that all registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by the Company.

The Registration Rights Agreement is filed as Exhibit 4.4 to this Report on Form 6-K and is incorporated herein by reference. The description of the Registration Rights Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Registration Rights Agreement.

Exhibits

The following exhibits are filed as part of this Report on Form 6-K:

4.1	Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 0001-32591), filed with the U.S. Securities and Exchange Commission on October 12, 2017).

4.2	Second Supplemental Indenture, dated February 14, 2018, by and among Seaspan Corporation, the subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee.

4.3	Warrant Agreement, dated February 14, 2018, by and among Seaspan Corporation and the Investors specified therein.

4.4	Registration Rights Agreement, dated February 14, 2018, by and among Seaspan Corporation, the subsidiary Guarantors and the Investors specified therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 14, 2018	By:	/s/ Bing Chen
Bing Chen
President and Chief Executive Officer